Exhibit 99.1

Burning Rock Reports First Quarter 2025 Financial Results

GUANGZHOU, China, June 6, 2025—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended March 31, 2025.

Recent Business Updates

•	Therapy Selection and MRD

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Personalized Minimal Residual Disease (MRD) product, CanCatch® Custom supports advancement in oesophageal squamous cell carcinoma (OSCC) treatment, with results published in the Molecular Cancer in May 2025. The study is a two-arm, multicenter, randomized, double-blind phase 2 study, comparing the efficacy of systemic treatment combining nCT with immunotherapy against nCT alone for OSCC patients. The study demonstrates that Perioperative Nivolumab plus chemotherapy is a viable and safe option for systemically treating locally advanced resectable OSCC, and monitoring minimal residual disease through ctDNA could be potentially valuable for assessing the effectiveness of adjuvant therapy and for prognostic evaluation in a systemic manner.

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Presented study results on non-small cell lung cancer and gastrointestinal stromal tumor (GIST) at the ASCO in June 2025. “Personalized tumor-informed ctDNA has the potential to inform recurrence in high-risk locally advanced stage GIST patients, especially for patients with irregular adjuvant therapy” and “MUSETALK-Lung01 (MUltiomics SEquencing Technique AppLication Kick-start) is a prospective, longitudinal, observational study designed to evaluate the clinical utility of a tumor-naïve ctDNA assay in patients with early-stage non-small cell lung cancer (NSCLC).”

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Presented multiple study results at the 2025 AACR in April, showcasing the clinical utility of the tumor-informed personalized MRD assay (CanCatch® Custom) and the tumor-naïve methylation-based MRD assay.

First Quarter 2025 Financial Results

Revenues were RMB133.1 million (US$18.3 million) for the three months ended March 31, 2025, representing a 5.9% increase from RMB125.6 million for the same period in 2024.

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Revenue generated from central laboratory business was RMB38.3 million (US$5.3 million) for the three months ended March 31, 2025, representing a 19.6% decrease from RMB47.6 million for the same period in 2024, primarily attributable to a decrease in the number of tests, as we continued to focus on our in-hospital business.

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Revenue generated from in-hospital business was RMB57.7 million (US$7.9 million) for the three months ended March 31, 2025, representing a 0.5% increase from RMB57.4 million for the same period in 2024, driven by a continuous growth in sales volume.

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Revenue generated from pharma research and development services was RMB37.1 million (US$5.1 million) for the three months ended March 31, 2025, representing a 79.9% increase from RMB20.6 million for the same period in 2024, primarily attributable to increased development and testing services performed for our pharma customers, and several milestones of our pharma programs were achieved.

Cost of revenues was RMB35.7 million (US$4.9 million) for the three months ended March 31, 2025, representing a 10.6% decrease from RMB39.9 million for the same period in 2024, primarily due to a decrease in cost of central laboratory business, which was in line with the decrease in revenue generated from this business.

Gross profit was RMB97.4 million (US$13.4 million) for the three months ended March 31, 2025, representing a 13.7% increase from RMB85.7 million for the same period in 2024. Gross margin was 73.2% for the three months ended March 31, 2025, compared to 68.2% for the same period in 2024. By channel, gross margin of central laboratory business was 84.1% for the three months ended March 31, 2025, compared to 77.7% during the same period in 2024, primarily due to a reduction in material and labor costs resulted from cost optimization and control measures and a decreased depreciation and rental cost in relation to our laboratory of Guangzhou headquarter; gross margin of in-hospital business was 76.1% for the three months ended March 31, 2025, compared to 68.3% during the same period in 2024, primarily due to the same reason; gross margin of pharma research and development services was 57.5% for the three months ended March 31, 2025, compared to 46.1% during the same period of 2024, primarily due to the cost optimization measures and an increase in test volume of higher margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, RMB100.7 million (US$13.9 million) for the three months ended March 31, 2025, representing an 8.3% increase from RMB93.0 million for the same period in 2024. Non-GAAP gross margin was 75.6% for the three months ended March 31, 2025, compared to 74.0% for the same period in 2024.

Operating expenses were RMB112.6 million (US$15.5 million) for the three months ended March 31, 2025, representing a 46.8% decrease from RMB211.5 million for the same period in 2024. The decrease was primarily driven by budget control measures and headcount reduction to improve the Company’s operating efficiency.

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Research and development expenses were RMB40.4 million (US$5.6 million) for the three months ended March 31, 2025, representing a 38.8% decrease from RMB66.0 million for the same period in 2024, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in the expenditure for detection research and (iii) a decrease in depreciation and amortization.

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Selling and marketing expenses were RMB40.9 million (US$5.6 million) for the three months ended March 31, 2025, representing a 12.7% decrease from RMB46.9 million for the same period in 2024, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency and (ii) a decrease in depreciation and amortization.

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General and administrative expenses were RMB31.3 million (US$4.3 million) for the three months ended March 31, 2025, representing a 68.3% decrease from RMB98.7 million for the same period in 2024, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in depreciation and amortization; (iii) a decrease in staff cost resulted from the reorganization; and (iv) a decrease in operating lease expense for office building.

Net loss was RMB13.5 million (US$1.9 million) for the three months ended March 31, 2025, compared to RMB121.5 million for the same period in 2024.

Cash, cash equivalents and restricted cash were RMB497.4 million (US$68.5 million) as of March 31, 2025.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
In-hospital Channel:
Pipeline partner hospitals(1)	28	29	30	29	30
Contracted partner hospitals(2)	59	59	61	63	63
Total number of partner hospitals	87	88	91	92	93

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(RMB in thousands)
Central laboratory channel	47,614	48,773	39,984	39,278	38,296
In-hospital channel	57,387	59,872	63,769	43,464	57,687
Pharma research and development channel	20,622	26,888	24,891	43,280	37,099
Total revenues	125,623	135,533	128,644	126,022	133,082

	For the three months ended
Gross profit	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(RMB in thousands)
Central laboratory channel	37,002	38,424	33,262	33,153	32,191
In-hospital channel	39,192	44,058	46,580	29,563	43,895
Pharma research and development channel	9,500	12,956	12,004	26,706	21,315
Total gross profit	85,694	95,438	91,846	89,422	97,401

	For the three months ended
Share-based compensation expenses	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(RMB in thousands)
Cost of revenues	596	464	289	520	308
Research and development expenses	12,287	12,008	3,180	3,202	1,800
Selling and marketing expenses	508	1,232	1,917	1,353	1,025
General and administrative expenses	55,990	54,407	4,732	2,937	1,413
Total share-based compensation expenses	69,381	68,111	10,118	8,012	4,546

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	125,623	135,533	128,644	126,022	133,082	18,340
Cost of revenues	(39,929)	(40,095)	(36,798)	(36,600)	(35,681)	(4,918)

Gross profit	85,694	95,438	91,846	89,422	97,401	13,422
Operating expenses:
Research and development expenses	(65,985)	(64,952)	(49,150)	(52,203)	(40,389)	(5,566)
Selling and marketing expenses	(46,856)	(48,907)	(48,411)	(46,730)	(40,888)	(5,635)
General and administrative expenses	(98,681)	(92,794)	(32,874)	(37,289)	(31,303)	(4,314)
Impairment loss on long-lived assets				(35,127)

Total operating expenses	(211,522)	(206,653)	(130,435)	(171,349)	(112,580)	(15,515)

Loss from operations	(125,828)	(111,215)	(38,589)	(81,927)	(15,179)	(2,093)
Interest income	4,038	3,187	3,173	1,814	2,581	356
Other income (expense), net	434	(82)	1	4,353	(652)	(90)
Foreign exchange (loss) gain, net	(13)	262	(129)	(220)	(26)	(4)

Loss before income tax	(121,369)	(107,848)	(35,544)	(75,980)	(13,276)	(1,831)
Income tax expenses	(180)	(190)	(201)	(5,314)	(224)	(31)

Net loss	(121,549)	(108,038)	(35,745)	(81,294)	(13,500)	(1,862)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(121,549)	(108,038)	(35,745)	(81,294)	(13,500)	(1,862)
Net loss attributable to ordinary shareholders	(121,549)	(108,038)	(35,745)	(81,294)	(13,500)	(1,862)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.19)	(1.05)	(0.35)	(0.79)	(0.13)	(0.02)
Class B ordinary shares - basic and diluted	(1.19)	(1.05)	(0.35)	(0.79)	(0.13)	(0.02)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,219,188	85,271,858	85,902,670	86,036,286	90,291,658	90,291,658
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	590	940	(4,054)	6,009	(72)	(10)
Total comprehensive loss	(120,959)	(107,098)	(39,799)	(75,285)	(13,572)	(1,872)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(120,959)	(107,098)	(39,799)	(75,285)	(13,572)	(1,872)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	519,849	495,145	68,233
Restricted cash	2,313	2,261	312
Accounts receivable, net	152,013	159,463	21,974
Contract assets, net	13,855	17,178	2,367
Inventories, net	62,625	65,424	9,016
Prepayments and other current assets, net	25,963	22,072	3,042

Total current assets	776,618	761,543	104,944

Non-current assets:
Property and equipment, net	47,152	41,162	5,672
Operating right-of-use assets	53,188	43,804	6,036
Intangible assets, net	421	386	53
Other non-current assets	7,926	7,822	1,078

Total non-current assets	108,687	93,174	12,839

TOTAL ASSETS	885,305	854,717	117,783

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	33,747	35,938	4,952
Deferred revenue	117,895	117,200	16,151
Accrued liabilities and other current liabilities	89,498	76,198	10,501
Customer deposits	592	592	82
Current portion of operating lease liabilities	24,567	22,524	3,104

Total current liabilities	266,299	252,452	34,790

Non-current liabilities:
Non-current portion of operating lease liabilities	27,754	19,814	2,730
Other non-current liabilities	10,425	10,649	1,467

Total non-current liabilities	38,179	30,463	4,197

TOTAL LIABILITIES	304,478	282,915	38,987

Shareholders’ equity:
Class A ordinary shares	124	124	17
Class B ordinary shares	21	21	3
Additional paid-in capital	5,002,255	5,005,991	689,844
Treasury stock	(63,264)	(62,453)	(8,606)
Accumulated deficits	(4,200,261)	(4,213,761)	(580,672)
Accumulated other comprehensive loss	(158,048)	(158,120)	(21,790)

Total shareholders’ equity	580,827	571,802	78,796

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	885,305	854,717	117,783

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Net cash generated from (used in) operating activities	19,062	(23,527)	(3,242)
Net cash used in investing activities	(812)	(1,531)	(211)
Net cash used in financing activities	(74)	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	5,739	302	43
Net increase in (decrease) cash, cash equivalents and restricted cash	23,915	(24,756)	(3,410)
Cash, cash equivalents and restricted cash at the beginning of period	498,247	522,162	71,955
Cash, cash equivalents and restricted cash at the end of period	522,162	497,406	68,545

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
		(RMB in thousands)
Gross profit:
Central laboratory channel	37,002	38,424	33,262	33,153	32,191
In-hospital channel	39,192	44,058	46,580	29,563	43,895
Pharma research and development channel	9,500	12,956	12,004	26,706	21,315
Total gross profit	85,694	95,438	91,846	89,422	97,401
Add: depreciation and amortization:
Central laboratory channel	1,919	1,226	1,277	1,010	562
In-hospital channel	1,524	824	798	623	290
Pharma research and development channel	3,856	4,417	3,846	2,534	2,412
Total depreciation and amortization included in cost of revenues	7,299	6,467	5,921	4,167	3,264
Non-GAAP gross profit:
Central laboratory channel	38,921	39,650	34,539	34,163	32,753
In-hospital channel	40,716	44,882	47,378	30,186	44,185
Pharma research and development channel	13,356	17,373	15,850	29,240	23,727
Total non-GAAP gross profit	92,993	101,905	97,767	93,589	100,665
Non-GAAP gross margin:
Central laboratory channel	81.7%	81.3%	86.4%	87.0%	85.5%
In-hospital channel	70.9%	75.0%	74.3%	69.5%	76.6%
Pharma research and development channel	64.8%	64.6%	63.7%	67.6%	64.0%
Total non-GAAP gross margin	74.0%	75.2%	76.0%	74.3%	75.6%